UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-35992

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

2300 Oracle Way

Austin, Texas 78741

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oracle Corporation 401(k) Savings and Investment Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Oracle Corporation 401(k) Savings and Investment Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of Oracle Corporation 401(k) Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SENSIBA SAN FILIPPO LLP

We have served as Oracle Corporation 401(k) Savings and Investment Plan’s auditor since 2004.

San Mateo, California

May 14, 2021

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2020 and 2019

	December 31,
(in thousands)	2020	2019
Assets
Cash	$689	$872
Investments, at fair value	19,355,861	16,472,327
Investments, at contract value	1,073,016	895,422
Receivables:
Notes receivable from participants	74,539	83,144
Participant contributions	15,167	14,444
Employer contributions	4,370	4,463
Other receivables	9,598	16,803
Total receivables	103,674	118,854
Total assets	20,533,240	17,487,475
Liabilities
Excess deferrals due to participants	223	177
Other liabilities	5,754	12,473
Total liabilities	5,977	12,650
Net assets available for benefits	$20,527,263	$17,474,825

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2020

(in thousands)
Additions
Interest, dividends and other income	$178,731
Net appreciation in fair values of investments	3,392,966
Total investment gains, net	3,571,697
Contributions and other:
Participants	624,866
Employer	149,474
Rollovers and other	76,449
Total contributions and other	850,789
Total additions, net	4,422,486
Deductions
Benefits paid to participants	1,367,508
Administrative expenses	2,540
Total deductions	1,370,048
Net increase	3,052,438
Net assets available for benefits at beginning of year	17,474,825
Net assets available for benefits at end of year	$20,527,263

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2020

1.	DESCRIPTION OF THE PLAN

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $19,500 of salary deferrals for the year ended December 31, 2020 ($26,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Participants may also contribute up to 20% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2020

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2020, Oracle used approximately $7,300,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2020 and 2019 were approximately $848,000 and $633,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions, and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 90 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participant’s accounts. Oracle, at its discretion, may also choose to utilize forfeited balances of terminated participants’ nonvested accounts to pay for reasonable expenses related to the administration of the Plan. Revenue credits generated by the Plan for certain investment fund options are reallocated back to those Plan participants who invested in those fund options.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2020

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits at December 31, 2020 and 2019. The shares of registered investment companies (mutual funds) are valued at quoted market prices of the underlying securities. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. A description of the valuation techniques used to measure the fair values of the common/collective trust funds with significant balances as of December 31, 2020 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Investments Money Market Government Portfolio sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2020 and 2019, 1,577,238 units with a value of $517.36 per unit and 1,849,995 units with a value of $417.34 per unit were outstanding, respectively.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan provided for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, issuer going concern risk, and overall market volatility risk, among others. During the year ended December 31, 2020, net appreciation in fair values of investments totaled $3.4 billion. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2020

3.	FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with FASB ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;
•

Level 2:  inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2020			December 31, 2019
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$405,116	$—	$405,116	$282,591	$—	$282,591
Oracle Corporation and other common stock	2,230,731	—	2,230,731	1,853,845	—	1,853,845
Mutual funds	2,905,401	—	2,905,401	2,810,128	—	2,810,128
Corporate securities and others	47,268	6,634	53,902	42,990	6,211	49,201
Total investments measured at fair value	$5,588,516	$6,634	$5,595,150	$4,989,554	$6,211	$4,995,765
Common/collective trust funds measured at net asset value			13,760,711			11,476,562
Total investments			$19,355,861			$16,472,327

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock, mutual funds and corporate securities and others that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. Our Level 2 instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2020 and 2019 are included in Note 4 below. Redemption for common/collective trust funds is permitted daily with no restrictions and same-day or one-day notice periods and there are no unfunded commitments.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2020

4.	COMPOSITION AND VALUATION METHODS OF CERTAIN PLAN INVESTMENTS

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2020 and 2019 (collectively, the Fidelity Commingled Funds). The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. Fidelity Fund and Investment Operations, an affiliate of Fidelity Management Trust Company, determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair values of the underlying investments held by each commingled fund less its liabilities. The fair values of the underlying investments are generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets.

Vanguard Trusts

The Plan held investments in certain Vanguard Institutional Index Trusts and certain Vanguard Target Retirement Trusts (collectively, the Vanguard Trusts), which are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year), as of December 31, 2020 and 2019. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities.

Galliard Stable Value Fund

During the years ended December 31, 2020 and 2019, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily invests in security-backed investment contracts, separate accounts guaranteed investment contracts and money market funds. Security‑backed investment contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts (Wrap Contract).

The issuer of the Wrap Contract provides a rate of return that has a zero percent floor and provides full benefit responsiveness, provided that all terms of the Wrap Contract have been met. Wrap Contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations in the United States. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2020 and 2019, there were no reserves against the Wrap Contracts’ carrying values due to credit risks of the issuers. Certain events limit the ability of the Plan to transact at contract value with the Wrap Contract issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan's ability to transact at contract value with participants. The issuer may terminate a Wrap Contract at any time.

The following table provides the disaggregation of contract values between types of investment contracts held by the Plan:

	December 31,
(in thousands)	2020	2019
Security-backed investment contracts	$909,438	$759,809
Separate account guaranteed investment contracts	163,578	135,613
Total investment contracts	$1,073,016	$895,422

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2020

5.	INCOME TAX STATUS

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. This determination letter superseded the determination letters issued by the IRS on April 3, 2015 and May 29, 2014. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2020, the Plan made purchases of approximately $40,416,000 and sales of approximately $134,206,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distributions, of approximately $13,978,000 during the year ended December 31, 2020.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2020.

As described in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2020	2019
Net assets available for benefits per the financial statements	$20,527,263	$17,474,825
Adjustment from contract value to fair value of certain Galliard Stable Value Fund assets	42,672	14,120
Amounts allocated to withdrawing participants and other	(2,374)	(1,946)
Net assets available for benefits per the Form 5500	$20,567,561	$17,486,999

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2020	2019
Net increase in net assets available for benefits per the financial statements	$3,052,438	$3,128,764
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	28,552	22,417
Net change in amounts allocated to withdrawing participants and other	(428)	(99)
Net income per the Form 5500	$3,080,562	$3,151,082

The fair value adjustment for certain Galliard Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the years ended December 31, 2020 and 2019, and the respective fair values of these contracts as reported in the respective Form 5500. Certain investments within the Galliard Fund are presented at contract value in both the statements of changes in net assets available for benefits and the Form 5500, and therefore, do not result in a difference

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2020

between the Plan’s financial statements and the Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but were not yet paid.

8.	EXCESS CONTRIBUTIONS

Contributions received from participants for the year ended December 31, 2020 included approximately $223,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2021 through April 2021 to certain participants. The excess deferral contributions, originally deducted in the year ended December 31, 2020, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2020.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	7,368,353	shares	$321,997
	Dodge & Cox Stock Fund	4,039,724	shares	777,889
*	Fidelity Balanced Fund—Class K	24,230,784	shares	685,004
*	Fidelity Worldwide Fund	9,997,080	shares	342,400
	PIMCO Inflation Response Multi-Asset Fund Institutional	1,539,936	shares	13,629
				2,140,919
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash		1,591,945
	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	12,524,833	shares	810,231
*	Fidelity Investments Money Market Government Portfolio — Institutional Class — FRGXX	3,966,761	shares	3,967
	Separately Managed Account Fund Investments:
	Artisan International Separate Account—
	Depository Receipts
	Alibaba Group Holding Ltd.	24,346	shares	5,666
	Argenx SE	5,018	shares	1,476
	Ascendis Pharma A/S	17,124	shares	2,856
	MMC Norilsk Nickel PJSC	43,685	shares	1,363
	Nice Ltd.	24,457	shares	6,935
	Taiwan Semiconductor Manufacturing Co Ltd.	34,906	shares	3,806
	Common Stock
	Accenture PLC	16,168	shares	4,223
	Adecco Group AG	11,897	shares	795
	Adevinta ASA	10,580	shares	178
	AIA Group Ltd.	618,878	shares	7,584
	Air Liquide SA	42,177	shares	6,917
	Alphabet Inc.—Class A	1,721	shares	3,016
	Alphabet Inc.—Class C	698	shares	1,223
	Amazon.com Inc.	1,532	shares	4,990
	Amundi SA	27,222	shares	2,221
	Aon PLC	28,687	shares	6,061
	AVEVA Group PLC	82,151	shares	3,597
	Azul SA	63,500	shares	480
	Brenntag AG	10,445	shares	808
	Canadian Pacific Railway Ltd.	8,700	shares	3,018
	China International Capital Corp Ltd.	615,600	shares	1,668
	Compass Group PLC	112,704	shares	2,101
	CRH PLC	61,414	shares	2,552
	Delivery Hero SE	6,350	shares	985
	Deutsche Boerse AG	51,508	shares	8,762
	Deutsche Telekom AG	296,494	shares	5,417
	DSV PANALPINA A/S	10,209	shares	1,709
	EDP - Energias de Portugal SA	368,809	shares	2,323
	Eiffage SA	7,277	shares	703
	Genmab A/S	13,619	shares	5,506
	Hoya Corp	17,164	shares	2,372
	Idorsia Ltd.	55,267	shares	1,593
	Koninklijke DSM NV	29,749	shares	5,117
	LafargeHolcim Ltd.	22,671	shares	1,245
	Linde PLC	33,986	shares	8,844
	Lonza Group AG	3,661	shares	2,352
	Medacta Group SA	10,822	shares	1,071

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	MercadoLibre Inc.	323	shares	541
	MTU Aero Engines AG	3,596	shares	938
	Nestle SA	60,691	shares	7,148
	Nihon Unisys Ltd.	9,700	shares	380
	Nippon Shinyaku Co Ltd.	18,000	shares	1,180
	NXP Semiconductors NV	12,224	shares	1,944
	Prosus NV	22,549	shares	2,434
	Reliance Industries Ltd.	41,194	shares	2,253
	Roche Holding AG	19,775	shares	6,902
	Samsung Electronics Co Ltd.	56,697	shares	4,219
	Sandvik AB	71,335	shares	1,745
	Siemens AG	25,425	shares	3,650
	Siemens Energy AG	78,154	shares	2,864
	Sony Corp	26,500	shares	2,640
	Symrise AG	11,636	shares	1,541
	Telefonaktiebolaget LM Ericsson	251,641	shares	2,986
	Temenos AG	7,033	shares	982
	Tencent Holdings Ltd.	56,400	shares	4,103
	UCB SA	32,181	shares	3,321
	Vinci SA	17,928	shares	1,782
	Willis Towers Watson PLC	14,029	shares	2,956
	Participating Certificate
	Ryanair Holdings PLC	267,898	shares	5,320
	JPMorgan 100% U.S. Treasury Securities Money Market Fund	1,805,369	shares	1,805
				185,167
	Emerging Markets Stock Fund —
	Registered Investment Companies
	DFA Emerging Markets Core Equity Portfolio Institutional Class	4,715,973	shares	114,457
	Common/Collective Trust Fund
	T. Rowe Price Emerging Markets Equity Trust—Class B	158,807	shares	114,457
				228,914
	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Wells Fargo Fixed Income Fund A	11,317,668	shares	345,354
	Wells Fargo Fixed Income Fund E	4,787,084	shares	134,707
	Wells Fargo Fixed Income Fund F	24,120,883	shares	376,141
	Wells Fargo Fixed Income Fund N	6,916,144	shares	95,908
	MetLife Insurance Company Separate Account	1,281,254	shares	163,578
*	Fidelity Investments Money Market Government Portfolio— Institutional Class	23,481,062	shares	23,481
				1,139,169
	US Small Mid Cap Value Fund —
	Registered Investment Companies
	DFA US Targeted Value I	7,373,453	shares	173,940
	Common Stock
	ABM Industries Inc.	36,345	shares	1,375
	ACCO Brands Corp	90,321	shares	763
	AECOM	15,662	shares	780
	Aegion Corp	37,303	shares	708
	AES Corp	53,471	shares	1,257
	AGNC Investment Corp	56,858	shares	887
	Alleghany Corp	2,136	shares	1,289
	Amdocs Ltd.	10,870	shares	771

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Americold Realty Trust	14,123	shares	527
	Ares Commercial Real Estate Corp	29,166	shares	347
	Arrow Electronics Inc.	12,052	shares	1,173
	ASGN Inc.	28,608	shares	2,390
	Assurant Inc.	6,884	shares	938
	Assured Guaranty Ltd.	40,378	shares	1,272
	Avantor Inc.	57,355	shares	1,615
	AXIS Capital Holdings Ltd.	14,760	shares	744
	BankUnited Inc.	28,151	shares	979
	Belden Inc.	28,904	shares	1,211
	Blackstone Mortgage Trust Inc.	22,520	shares	620
	BMC Stock Holdings Inc.	18,681	shares	1,003
	Booz Allen Hamilton Hldg Corp Cl	7,751	shares	676
	BWX Technologies Inc.	17,934	shares	1,081
	Callaway Golf Co	4,420	shares	106
	CDK Global Inc.	17,872	shares	926
	Cenovus Energy Inc.	95,533	shares	577
	CenterPoint Energy Inc.	29,632	shares	641
	ChampionX Corp	114,378	shares	1,750
	Change Healthcare Inc.	131,992	shares	2,462
	Coherent Inc.	5,289	shares	793
	Columbia Banking Systems Inc.	12,071	shares	433
	CommScope Holding Co Inc.	54,647	shares	732
	Concentrix Corp	19,903	shares	1,964
	Cousins Properties Inc.	52,045	shares	1,744
	Covanta Holding Corp	37,597	shares	494
	Curtiss-Wright Corp	10,572	shares	1,230
	Diamondback Energy Inc.	33,831	shares	1,637
	DXC Technology Co	19,875	shares	512
	East West Bancorp Inc.	17,012	shares	863
	EMCOR Group Inc.	6,073	shares	555
	Energizer Holdings Inc.	39,938	shares	1,685
	EnerSys	22,900	shares	1,902
	Envista Holdings Corp	66,134	shares	2,231
	Essent Group Ltd.	46,686	shares	2,017
	Evercore Inc.	17,557	shares	1,925
	Everest Re Group Ltd.	4,517	shares	1,057
	EVERTEC Inc.	26,817	shares	1,054
	Extended Stay America Inc.	36,372	shares	539
	Federal Agric Mortgage Corp	5,829	shares	433
	Fifth Third Bancorp	18,953	shares	523
	First American Financial Corp	17,352	shares	896
	First Citizens Bancshares Inc.	1,221	shares	701
	First Hawaiian Inc.	48,638	shares	1,147
	First Horizon Corp	48,341	shares	617
	First Merchants Corp	19,371	shares	725
	FirstCash Inc.	28,181	shares	1,974
	Flex Ltd.	49,090	shares	883
	FMC Corp	7,738	shares	889
	Foot Locker Inc.	34,758	shares	1,406
	Fresh Del Monte Produce Inc.	48,590	shares	1,170
	Frontdoor Inc.	32,156	shares	1,615

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	FTI Consulting Inc.	14,759	shares	1,649
	Gentex Corp	41,408	shares	1,405
	Globe Life Inc.	7,628	shares	724
	GrafTech International Ltd.	76,370	shares	814
	Graphic Packaging Holding Co	157,478	shares	2,668
	Halliburton Co	54,623	shares	1,032
	Hanesbrands Inc.	38,263	shares	558
	Hanover Insurance Group Inc.	4,238	shares	496
	Harley-Davidson Inc.	40,792	shares	1,497
	Harsco Corp	49,561	shares	891
	Helmerich & Payne Inc.	43,787	shares	1,014
	Hillenbrand Inc.	18,377	shares	731
	Howmet Aerospace Inc.	35,353	shares	1,009
	Huntington Bancshares Inc.	189,816	shares	2,397
	Huntsman Corp	22,736	shares	572
	ICON Public Limited Company	6,720	shares	1,310
	Ingevity Corp	15,535	shares	1,176
	Insight Enterprises Inc.	20,778	shares	1,581
	InterDigital Inc.	20,774	shares	1,261
	International Game Technology	43,817	shares	742
	Jazz Pharmaceuticals Plc	6,297	shares	1,039
	Jones Lang LaSalle Inc.	4,408	shares	654
	KAR Auction Services Inc.	74,135	shares	1,380
	KeyCorp	40,225	shares	660
	Korn Ferry	12,590	shares	548
	Landstar Systems Inc.	3,180	shares	428
	LCI Industries	11,646	shares	1,510
	Lithia Motors Inc.	9,629	shares	2,818
	LPL Financial Holdings Inc.	14,697	shares	1,532
	MasTec Inc.	10,602	shares	723
	MAXIMUS Inc.	4,282	shares	313
	Minerals Technologies Inc.	7,392	shares	459
	Molina Healthcare Inc.	8,312	shares	1,768
	Mosaic Co	55,033	shares	1,266
	Mr Cooper Group Inc.	43,456	shares	1,348
	National Energy Services	37,387	shares	371
	National General Holdings Corp	40,212	shares	1,374
	Navient Corp	167,328	shares	1,643
	NCR Corp	45,287	shares	1,701
	Nexstar Media Group Inc.	11,579	shares	1,264
	NMI Holdings Inc.	30,285	shares	686
	Nomad Foods Ltd.	38,033	shares	967
	ON Semiconductor Corp	56,978	shares	1,865
	Owens Corning	10,664	shares	808
	PennyMac Financial Services	8,140	shares	534
	PPD Inc.	26,980	shares	923
	PQ Group Holdings Inc.	59,981	shares	855
	PRA Group Inc.	20,533	shares	814
	ProAssurance Corp	41,254	shares	734
	Qorvo Inc.	10,400	shares	1,729
	R1 RCM Inc.	45,316	shares	1,088
	Rackspace Technology Inc.	48,060	shares	916

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Regions Financial Corp	50,611	shares	816
	Reinsurance Group of America	8,158	shares	946
	RenaissanceRe Holdings Ltd.	4,457	shares	739
	Sally Beauty Holdings Inc.	42,640	shares	556
	Schweitzer-Mauduit Intl Inc.	39,234	shares	1,578
	Science Applications Intl Corp	24,484	shares	2,317
	Skechers USA Inc.—Class A	41,631	shares	1,496
	SL Green Realty Corp	5,533	shares	330
	SLM Corp	276,683	shares	3,428
	Sotera Health Co	25,420	shares	698
	South State Corp	8,839	shares	639
	Spectrum Brands Holdings Inc.	12,307	shares	972
	Spirit Realty Capital Inc.	15,476	shares	622
	Standard Motor Products Inc.	8,624	shares	349
	Starwood Property Trust Inc.	52,835	shares	1,020
	Steel Dynamics Inc.	18,548	shares	684
	Steven Madden Ltd.	42,572	shares	1,504
	Stride Inc.	24,065	shares	511
	Sykes Enterprises Inc.	16,179	shares	609
	Syneos Health Inc.	31,134	shares	2,121
	SYNNEX Corp	19,902	shares	1,621
	Synovus Financial Corp	31,500	shares	1,020
	Tempur Sealy International Inc.	27,951	shares	755
	Terex Corp	23,717	shares	827
	Textron Inc.	16,949	shares	819
	Toll Brothers Inc.	11,611	shares	505
	TTEC Holdings Inc.	19,704	shares	1,437
	Ultra Clean Holdings Inc.	31,652	shares	986
	Umpqua Holdings Corp	46,776	shares	708
	Unisys Corp	47,127	shares	927
	Universal Corp	22,284	shares	1,083
	Valvoline Inc.	94,291	shares	2,182
	Vistra Corp	58,145	shares	1,143
	Walker & Dunlop Inc.	24,710	shares	2,274
	WESCO International Inc.	42,048	shares	3,301
	Western Digital Corp	11,150	shares	618
	WestRock Co	15,477	shares	674
	White Mountains Insurance Grp	1,189	shares	1,190
	World Fuel Services Corp	60,020	shares	1,870
	Wyndham Destinations Inc.	14,076	shares	631
	Yelp Inc.	31,706	shares	1,036
	Brown Brothers Harriman Short-Term Investment Fund	3,181,327	shares	3,181
				348,122
	William Blair Small Mid Cap Growth Separate Account —
	Depository Receipts
	NICE Systems Ltd.	29,019	shares	8,228
	Common Stock
	10x Genomics Inc.—Class A	31,687	shares	4,487
	Abiomed Inc.	10,611	shares	3,440
	Acadia Healthcare Co Inc.	58,056	shares	2,918

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Advance Auto Parts Inc.	27,712	shares	4,365
	Alarm.com Holdings Inc.	61,980	shares	6,412
	Amedisys Inc.	19,700	shares	5,779
	Ares Management Corp—Class A	84,135	shares	3,958
	Aspen Technology Inc.	38,108	shares	4,964
	Avalara Inc.	33,805	shares	5,574
	Axon Enterprise Inc.	45,050	shares	5,520
	Bio-Techne Corp	18,253	shares	5,796
	Bj's Wholesale Club Holdings	145,752	shares	5,434
	Blueprint Medicines Corp	23,010	shares	2,581
	Booz Allen Hamilton Holdings	30,973	shares	2,700
	Bright Horizons Family Solut	29,311	shares	5,070
	The Brink's Co	106,184	shares	7,645
	Brooks Automation Inc.	81,895	shares	5,557
	Builders FirstSource Inc.	117,782	shares	4,807
	Burlington Stores Inc.	12,570	shares	3,288
	Bwx Technologies Inc.	151,655	shares	9,142
	Cable One Inc.	2,610	shares	5,814
	Cameco Corp	298,968	shares	4,006
	Cree Inc.	40,045	shares	4,241
	Crown Holdings Inc.	76,230	shares	7,638
	Encompass Health Corporation	99,297	shares	8,211
	Entegris Inc.	37,838	shares	3,636
	Etsy Inc.	51,535	shares	9,169
	Euronet Worldwide Inc.	40,690	shares	5,897
	FirstCash Inc.	43,920	shares	3,076
	FirstService Corp	29,537	shares	4,039
	Generac Holdings Inc.	20,450	shares	4,650
	GoDaddy Inc.—Class A	57,576	shares	4,776
	Grand Canyon Education Inc.	90,079	shares	8,387
	Guidewire Software Inc.	23,784	shares	3,062
	Halozyme Therapeutics Inc.	144,277	shares	6,162
	HealthEquity Inc.	83,363	shares	5,811
	Heico Corporation	24,871	shares	2,911
	Helen of Troy Ltd.	23,860	shares	5,301
	Horizon Therapeutics Plc	117,424	shares	8,590
	Insmed Inc.	75,788	shares	2,523
	Inspire Medical Systems Inc.	13,860	shares	2,607
	Insulet Corporation	21,514	shares	5,500
	J2 Global Inc.	39,843	shares	3,892
	Ligand Pharmaceuticals	40,938	shares	4,071
	Lincoln Electric Holdings	24,260	shares	2,820
	Live Nation Entertainment Inc.	54,515	shares	4,006
	LiveRamp Holdings Inc.	65,013	shares	4,758
	Martin Marietta Materials	29,400	shares	8,349
	Masimo Corp	11,530	shares	3,094
	Maximus Inc.	27,920	shares	2,043
	Mercury Systems Inc.	78,762	shares	6,936
	Merit Medical Systems Inc.	63,060	shares	3,500
	MongoDB Inc.	12,870	shares	4,621
	National Instruments Corp	88,879	shares	3,905
	National Vision Holdings Inc.	81,360	shares	3,685

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	New Fortress Energy Inc.	57,904	shares	3,103
	Novanta Inc.	23,360	shares	2,762
	Penumbra Inc.	30,592	shares	5,354
	Proofpoint Inc.	24,600	shares	3,356
	Pure Storage Inc.—Class A	312,812	shares	7,073
	Ritchie Bros Auctioneers	93,180	shares	6,481
	Solaredge Technologies Inc.	19,617	shares	6,260
	Star Peak Energy Transit- A	102,789	shares	2,103
	Steris PLC	26,689	shares	5,059
	Teledyne Technologies Inc.	10,783	shares	4,227
	Teleflex Inc.	11,430	shares	4,704
	Terminix Global Holdings Inc.	68,210	shares	3,479
	Trex Company Inc.	77,206	shares	6,464
	Twist Bioscience Corp	15,151	shares	2,141
	Ulta Beauty Inc.	8,810	shares	2,530
	Varonis Systems Inc.	28,220	shares	4,617
	Veracyte Inc.	116,296	shares	5,691
	Virtu Financial Inc.—Class A	146,013	shares	3,675
	Western Alliance Bancorp	46,990	shares	2,817
	Zendesk Inc.	26,330	shares	3,768
	Zynga Inc.—Class A	486,200	shares	4,799
	William Blair Money Market Funds	7,045,648	shares	7,046
				376,861
	Common/Collective Trust Funds:
	Broad Market Bond I —
	Wells Fargo Core Bond CIT II – E3	22,818,641	shares	285,874
	Loomis Sayles Core Plus Fixed Income Fund D	16,151,086	shares	285,874
*	Fidelity Contrafund Commingled Pool—Class 3	76,903,891	shares	2,080,250
*	Fidelity Low-Priced Stock Commingled Pool—Class 3	27,331,054	shares	485,400
*	Fidelity Growth Company Commingled Pool—Class 3	57,237,048	shares	2,454,897
	Vanguard Institutional 500 Index Trust	14,405,244	shares	2,220,424
	Vanguard Institutional Extended Market Index Trust	2,840,767	shares	454,097
	Vanguard Institutional Total Bond Market Index Trust	5,595,520	shares	655,235
	Vanguard Institutional Total International Stock Market Index Trust	1,437,009	shares	170,918
	Vanguard Target Retirement 2015 Trust Select	2,234,966	shares	95,500
	Vanguard Target Retirement 2020 Trust Select	9,440,890	shares	424,274
	Vanguard Target Retirement 2025 Trust Select	13,871,594	shares	645,445
	Vanguard Target Retirement 2030 Trust Select	16,980,047	shares	807,571
	Vanguard Target Retirement 2035 Trust Select	14,890,248	shares	723,368
	Vanguard Target Retirement 2040 Trust Select	13,171,374	shares	652,115
	Vanguard Target Retirement 2045 Trust Select	8,428,915	shares	423,806
	Vanguard Target Retirement 2050 Trust Select	6,160,381	shares	310,052
	Vanguard Target Retirement 2055 Trust Select	4,064,689	shares	204,413
	Vanguard Target Retirement 2060 Trust Select	2,509,881	shares	126,373
	Vanguard Target Retirement 2065 Trust Select	741,986	shares	22,452
	Vanguard Target Retirement Income Trust Select	2,845,459	shares	117,916
	Total investments, substantially all at fair value**			$20,471,549
*	Notes Receivable from Participants	4.25% - 10.25%, maturing through 2031		$74,539

*	Indicates a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2020 with the exception of one underlying investment of the Galliard Stable Value Fund, which is stated at contract value.

Column (d), cost, has been omitted, as all investments are participant directed.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 14, 2021	By:	/s/ Peter W. Shott
Peter W. Shott
Senior Vice President, Human Resources